December 21, 2007
Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Rockies Region 2006 Limited Partnership
Registration Statement on Form 10
Filed August 29, 2007
File No. 0-52787

Dear Mr. Schwall:

This letter is our response to the comment letter received from the Staff of the Securities and Exchange Commission, dated September 27, 2007, in reference to Registration Statement on Form 10, File No. 0-52787, filed on August 29, 2007, by Rockies Region 2006 Limited Partnership, or the Partnership.

This transmittal letter keys our responses to your letter and particular places in the amendment reflecting the revisions.  For the convenience of the Staff, each of the comments from the September 27, 2007, comment letter is restated in italics prior to the response.

We respond to your letter as follows:

General

1.
Please note that the Form 10 registration statement will become automatically effective 60 days from the date of the first filing on Edgar. See Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, the company will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared all comments.

Response: We note your comment and understand that our registration under Section 12(g) of the Exchange Act became effective automatically on October 28, 2007. In this regard, we further understand that upon effectiveness we became subject to the reporting requirements under the Exchange Act.

2.
We note your disclosure that as a result of your offering in September 2006, you had 2,022 limited and general partners. We also note that as of December 31, 2006, $113,983,278 of total assets were reflected on your audited balance sheet. As a result, you were required to register the units within 120 days after your fiscal year end. See Section 12(g)(1) of the Securities Exchange Act of 1934. Please advise as to why your registration statement was not filed until August 29, 2007.

Response: We note your comment and understand that we should have filed our Form 10 on or before April 30, 2007.  We did not file in a timely manner because of several significant matters affecting our managing general partner, Petroleum Development Corporation (“PDC”), during late 2006 and early 2007.

During the preparation of its annual report on Form 10-K for the year ended December 31, 2006, PDC concluded that it would not be able to file in a timely manner due to a number of transactions that occurred near or shortly following its fiscal year end.  These transactions delayed PDC’s preparation of its year-end financial statements and in completing the assessment of its internal control over financial reporting required by Section 404 of the Sarbanes-Oxley Act.  On March 19, 2007, PDC filed a notice on Form 12b-25 indicating a delay in the filing of its 2006 Form 10-K.  On March 21, 2007, Nasdaq notified PDC that PDC faced possible delisting for failure to file its financial statements on a timely basis, as required by Nasdaq Marketplace Rule 4310(c)(14).  Following receipt of this notice, PDC devoted all of its available internal resources to completing the Form 10-K for 2006.  This led to delays in preparing PDC’s Form 10-Q for the quarter ended March 31, 2007.  On May 10, PDC filed a Form 12b-25 indicating a delay in the filing of the first quarter Form 10-Q.

December 21, 2007

PDC eventually filed its 2006 Form 10-K on May 23, 2007 and then regained compliance with Nasdaq listing standards following the filing of its Form 10-Q on June 29, 2007.  During the preparation of the 2006 Form 10-K, KPMG, PDC’s auditor at the time, pulled its accountants from other PDC projects, including the audit of our financial statements.  Promptly following the filing of PDC’s late Form 10-Q, PDC was able to commit the resources necessary to complete work on our Form 10, which was audited by Schneider Downs Inc. the newly assigned auditors, and was  then filed with the Commission on August 29, 2007.

3.	Where comments on one section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate that need for us to repeat similar comments.

Response:  We note your comment and have amended our filing to make parallel changes to all affected disclosure.

4.	We refer you to comment 39 regarding the age of the financial statements included in the Form 10. Please update the financial information throughout the filing accordingly.

Response:  We note your comment and have amended our filing to update all financial information through September 30, 2007.

5.
Consistent with Item 601 of Regulation S-K, please file as exhibits all material contracts. For example, we note that you have not filed any of the charter documents or the limited partnership agreement. Additionally, please file all material contracts executed between the company and Petroleum Development Corporation.

Response: We note your comment and have amended our filing to include all material contracts.

6.	Please update your disclosure throughout to the most recent practicable date with each amendment. For example, update the status of your respective drilling operations.

Response: We note your comment and have amended our filing to update our disclosure through September 30, 2007.

7.
We note your disclosure regarding the material weakness with respect to your internal controls and the ineffectiveness of your disclosure controls and procedures as of the period ended December 31, 2006. Please provide updated disclosure, through the most recent quarter, regarding your controls and procedures. Please disclose if you have instituted any remedial measures to correct the weaknesses identified by your auditors. Identify the recommendations, if any, made by your auditors and disclose the extent to which you have implemented any such recommendations. Please also address whether there is an established timeline for implementing any remedial measures. Finally, provide quantitative information regarding the cost of such remedial actions.

Response: We note your comment and have amended our filing to provide an update as to the managing general partner's remedial efforts. We also note that the Partnership is not yet subject to assessing its internal controls. Additionally, we advise the Staff that all costs of remediating the material weaknesses of the managing general partner will be the responsibility of the managing general partner and will have no impact on our operations or cash flows.

December 21, 2007

8.	Please eliminate all unnecessary redundancy throughout your filing. For example, the third risk factor on page 10 appears to be the same as the second risk factor on page 9.

Response: We note your comment and have amended our filing to eliminate the duplication of disclosure, and, further, we deleted the redundant risk factor cited.

Business, page 1

9.
Consistent with the requirements of Item 101(a)(2) of Regulation S-K, please update your disclosure and discuss in reasonably sufficient detail, the company's plan of operations for the remainder of the fiscal year and the first six months of the following fiscal year.

Response: We note your comment and have amended our filing to discuss the partnership’s plan of operations for the remainder of the fiscal year and fist six months of the following year, as noted below:

“Since all of the Partnership’s wells have been drilled as of September 30, 2007 and are producing oil and/or natural gas, the Partnership’s business plan for the remainder of this year and for next year will be to produce and sell the oil and natural gas from the Partnership’s wells, and to make distributions to the partners as outlined in the Partnership’s cash distribution policy in “Item 9, Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.”

Title to Properties, page 2

10.
You state that you will hold record title in your name to leases, and that Petroleum Development Corporation will assign its interest in the leases to you. Please disclose whether you may be subject to the claims of Petroleum Development Corporation's creditors with respect to any such leases. Also, provide a cross reference to the more detailed discussion on page 22 regarding the assigned lease interests that the partnership holds.

Response: We note your comment and have amended our filing to revise the subject paragraph to indicate that creditors of PDC, the managing general partner, will have no rights to the properties that PDC has assigned to us for development of our wells. Additionally, we have provided a cross reference to additional disclosure in “Item 3 – Properties, Title to Properties’" section of the Form 10/A.

Insurance, page 5

11.
Given your operations in North Dakota, revise your disclosure to indicate that material impact, if any, resulting from the fact that Petroleum Development Corporation does not maintain worker's compensation insurance in compliance with the laws of North Dakota.

Response:  We note your comment and have amended our filing to revise the subject paragraph to indicate that PDC, the operator, maintains worker’s compensation insurance in all states in which it hires employees.  PDC has not hired any employees in North Dakota, and thus does not carry worker’s compensation insurance in North Dakota.  There is no material impact resulting from the operator not maintaining worker’s compensation coverage in North Dakota.

Risk Factors, page 8

December 21, 2007

12.	Please revise or delete the second sentence of the introduction to eliminate the suggestion that you have not included all material risks.

Response: We note your comment and have amended our filing in accordance with your request.

13.	Throughout this section, rather than state you "cannot predict" or there is "no assurance" of a particular outcome, simply state the risk plainly and directly.

Response: We note you comment and have amended our filing in accordance with your request.

14.
Please delete any language that serves to mitigate or qualify the risk that you are highlighting, such as the last sentence in the first risk factor on page 8 and the last sentence in the last risk factor on page 13.

Response: We note your comment and have amended our filing to delete any mitigating language from relevant risk factors. However, we have retained the final sentence of the first risk factor on page 8 of the original Form 10, because we included the subject sentence in direct response to the Staff's comment issued on July 10, 2003, with respect to Form S-1 for the managing general partner’s 2003 Drilling Program I, SEC File No. 333-105983.

15.
Please revise to group similar risks together. For example, group the risks associated with the operation of your business separately from risks associated with ownership of the limited partnership units.

Response: We note your comment and have amended our filing in accordance with your request.

16.
Tailor your risk factor disclosure so that you disclose risks that are particularly relevant to your business and operations. For example, in the first risk factor on page 8, discuss the dry hole costs and impairment losses associated with your drilling operations to date. Moreover, given the partnership's intent to engage Petroleum Development Corporation to perform recompletions of properties drilled by the partnership, discuss the risks associated with unsuccessful recompletions.

Response: We note your comment and have amended our filing to include another topical risk factor discussing the impact of dry hole costs and impairment. Further, with regard to recompletions, that portion of our intended operations is covered by the risk factor entitled "The Partnership may retain Partnership revenues or borrow funds if needed for Partnership operations to fully develop the Partnership's wells…" beginning on page 9 of our amended filing.

17.
Please revise those subcaptions that do not adequately describe the risks discussed. For example, the subcaption for the last risk factor on page 13 should be revised to reference the risk that investors are unable to review the financial statements of the various limited partnerships as a source of additional information they can use in their evaluation of their investment in your partnership units. Also, please revise your disclosure so that you provide a subcaption for each risk factor presented. In this regard, it appears that you omitted a subcaption related to the risks disclosed on page 14.

Response: We note your comment and have amended our filing to revise the captions of various risk factors to better reflect the risk described therein. Regarding the material weakness risk factor, in the original Form 10 that we filed in August, we neglected to underline the caption. We have now done so.

December 21, 2007

18.
The risk on page 14 associated with the material weakness in internal controls and the ineffectiveness of disclosure controls and procedures identified with respect to the partnership should be disaggregated from the risk factor disclosure regarding the weaknesses reported by Petroleum Development Corporation. Moreover, supplement your disclosure to highlight the consequences to investors resulting from each of the identified weaknesses and the conclusions regarding the ineffectiveness of disclosure controls and procedures with respect to each of the partnership and Petroleum Development Corporation. To the extent discernible, quantify the cost associated with the errors identified and any remedial actions that have been or will be taken to correct the weaknesses.

Response: We note your comment and have amended our filing pursuant to our response to comment 7 above.

The Partnership may retain Partnership revenues…, page 9

19.
We note your disclosure on page 1 that the wells reflected in the table are the only wells to be drilled by you since all of the funds raised in the offering have been utilized. Please update the risk factor to reflect the fact that all funds raised have been utilized and to describe any resulting risks.

Response: We note your comment and have amended our filing to update the cited risk factor to indicate that upon completion of drilling we will have utilized its available capital and will need to find additional sources if more capital is required. We have also indicated the consequences of obtaining additional capital.

The Partnership and other partnerships…, page 10

20.
We note your reference on page 10 to the 74 limited partnerships that Petroleum Development Corporation has organized in previous programs for which it manages the affairs, and your reference on page 24 to the 76 limited partnerships formed in the current and previous programs for which Petroleum Development manages the affairs. Please revise your disclosure to address this inconsistency.

Response:  We note your comment and have amended our filing to update the references cited above to reflect that as of the filing date of Form 10/A, PDC is the managing general partner of thirty-three (33) limited partnerships, as PDC repurchased several limited partnerships in 2007.

The managing general partner may not have sufficient funds…, page 11

21.
It would appear that there are two separate risks disclosed under this heading. Disaggregate the separate risks relating to the managing general partner’s inability to pay for your obligations and its inability to pay to repurchase investor units.

Response:  We note your comment and have amended our filing to update the second risk factor on page 11 of the original filing of Form 10 to disaggregate the risks relating to the managing general partner’s inability to repurchase partnership units.  The last risk factor on page 13 of our amended filing, “The managing general partner may not have sufficient funds to repurchase limited partnership units…” addresses risks related to the managing general partner’s ability to repurchase investor units.  The first risk factor on page 14 of our amended filing, “A significant financial loss by the managing general partner could result in PDC's inability to indemnify additional general partners for personal losses suffered because of Partnership liabilities….”addresses risks related the managing general partner’s inability to pay for its obligations.

Environmental hazards involving in drilling natural gas and oil well…, page 12

December 21, 2007

22.	If material, inform us of your potential exposure to and the dollar amount of reserves established for exposure to environmental liabilities. We may have additional comments.

Response:  We note your comment.  We have completed our drilling activities as of September 30, 2007.  During this process we have not incurred any exposure to environmental hazards for which the Partnership has determined a liability is probable and can be reasonably estimated, per the criteria established by FASB 5.  Thus, we have not established any reserves for this purpose.  PDC, the managing general partner of the Partnership, also has not established reserves for exposure to environmental liabilities for the over 4,000 wells it operates, as PDC also does not believe that reserves are required at this time.

A Colorado lawsuit against PDC…, page 13

23.
We note your disclosure that many of the subject properties include working interests owned by partnerships of which Petroleum Development Corporation is the managing partner. Please clarify whether working interests owned by you are subject to the lawsuit. If not, please describe how the lawsuit and related risks affect you. In addition, please update the disclosure provided to the latest practicable date, or provide a cross-reference to such updated information provided elsewhere in your filing.

Response:  We note your comment and have amended our filing to reflect the fact we believe 64 wells of our wells located in the Wattenberg field will be subject to this lawsuit and that we have recorded an accrual related to this lawsuit as of September 30, 2007 and that the ultimate outcome of the proceedings will not have a material adverse impact on the Partnership’s financial position or results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

24.
You are not currently subject to the reporting requirements of Exchange Act Sections 13(a) or 15(d). Therefore, the safe harbor the Private Securities Litigation Reform Act of 1995 provides does not apply. If you retain this section, please revise it to eliminate (1) references to Section 27A of the Securities Act of 1933, (2) references to Section 21E of the Securities Exchange Act of 1934, and (3) any suggestion that the statements to which you refer are "forward looking statements" within the meaning of federal securities law. We refer you to Exchange Act Section 21E in general and Section 21E(a)(1) in particular.

Response:  We note your comment.  As noted in the SEC’s comment 1 of this letter, we became subject to the requirements of the Securities and Exchange Act of 1934 sixty (60) days after the first filing of Form 10 on Edgar.  The first filing of Form 10 was made on August 29, 2007, thus we became subject to the requirements of the Securities and Exchange Act of 1934 on October 28, 2007.  Because we did not file Form 10/A until December 21, 2007, after the October 28, 2007 statutory effective date, we have retained the reference to the Exchange Act safe harbor regarding forward-looking statements, because at the time of filing the Partnership was subject to the requirements of the Exchange Act.  Because the Form 10/A will supersede the earlier-filed Form 10, it is appropriate to utilize the subject forward-looking-statements language with respect to the disclosure in Form 10/A.

Liquidity and Capital Resources, page 18

25.
Please identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. For example, please describe the effect that uncertainties relating to natural gas and oil process would have on you liquidity. See Item 303 of Regulation S-K. We note your disclosure that operations are expected to be conducted with available funds and revenues generated from oil and gas production activities, as well as your disclosure earlier in this section that your future revenues from oil and natural gas sales will be affected by changes in prices.

December 21, 2007

Response:  We note your comment and have amended our filing to update the liquidity and capital resources disclosure in Form 10/A to note that we have completed drilling activities and thus will be funding operations from oil and natural gas revenues.  We have also included a cross-reference to “Item 1A – Risk Factors” to note that our liquidity may be impacted by changes in oil and natural gas prices.

26.
Please describe the effect on your liquidity caused by Petroleum Development Corporation's practice of deducting operating expenses from the production revenue for the corresponding period and deferring the collection of operating expenses to future periods when revenues are insufficient to render full payment.

Response: We note your comment. PDC, the managing general partner, receives the cash payments from Partnership’s customers for oil and natural gas purchases.  PDC also pays for the operating expenses on behalf of the Partnership.  PDC remits to the Partnership cash collected from customers to the Partnership each month, and deducts from these payments any amounts paid by PDC on behalf of the Partnership for operating expenses.  While the Partnership is in its startup phase and is in the process of drilling wells, the Partnership may not generate sufficient cash from sales of oil and natural gas to fully reimburse PDC for amounts paid for operating expense on behalf of the Partnership in a given month.  When this occurs, PDC may elect to defer deducting amounts paid for operating expenses for the Partnership from the amounts remitted to the Partnership for cash received for oil and natural gas sales.  This has not happened and is not anticipated to occur.  The initial flush production from our wells has far exceeded operating expenses.

This practice has no impact on our working capital. We record any payments received from PDC as an increase in cash and a reduction in accounts receivable and amounts payable to the managing general partner. Amounts owed to PDC by us for payment of operating expenses which were in excess of the amount remitted to us by PDC are still reflected on the Partnership’s balance sheet as current liabilities owed to the managing general partner, thus there is no change in total current assets or liabilities of the Partnership, nor a change in our net worth.

Properties, page 21

Oil and Gas Reserves, page 22

27.
We note that you disclose that your proved oil and gas reserves were estimated by an independent petroleum engineer, as provided for under the partnership agreement. However, you did not identify the independent petroleum engineer (expert) in your disclosure. We also note that you made a similar disclosure pertaining to this independent estimate in Note 8 to your financial statements, on page F-17 of your filing. Please confirm to us that you obtained permission from the independent petroleum engineer to refer to such expert assistance and, if so, amend your filing to properly identify the independent petroleum engineer in your disclosures.

Response:  We note your response and have amended our filing to identify the independent petroleum engineer and included the consent of the independent engineer as exhibit 23.1 of our Form 10/A.

Security Ownership of Certain Beneficial Owners and Management, page 23

28.
Please update this table to reflect information as of the most recent practicable date. In addition, the security holdings presented in the table and the total shares of Petroleum Development Corporation's common stock outstanding should be presented as of the same date. Please also revise footnote 14 so that the information provided does not exclude shares subject to options exercisable within 60 days.

December 21, 2007

Response: We note your comment and have amended our filing to update the security holdings of certain beneficial owners and management as of the most recent practicable date in accordance with the Staff's request.

Directors and Executive Officers, page 24

Petroleum Development Corporation, page 25

29.
Please indicate all positions and offices held by each executive officer of Petroleum Development Corporation as of the date of your amendment. For example, we note your disclosure on page 25 that two individuals are serving as chief financial officer. In addition, please disclose the amount of time that each named individual has devoted and will devote to your operations to the extent known or readily determinable. We also note gaps or ambiguities in the biographical sketches provided. Please revise to provide a complete five-year employment history of each officer and director (including an identification of the principal business of any corporation or other organization in which such occupations and employment were carried on).

Response:  We note your comment and have amended our filing in accordance with your request.   With respect to your comment requesting disclosure of the amount of time each named individual has devoted and will devote to the operations of the Partnership, this information is not currently known or determinable.  The Executive Officers are full-time employees of PDC.  As such, they devote the entirety of their daily time to the business and operations of PDC.  One of the major business segments of PDC includes the operation of the business of PDC's sponsored limited partnerships, including this Partnership.  An element of their job responsibilities requires that they devote such time and attention to the business and affairs of this Partnership as is reasonably required.  This time commitment varies for each individual and will also vary over the life of this Partnership.  Our disclosure has been updated to include this information.

Executive Compensation, page 27

30.
Further supplement your disclosure and clarify that the partnership has no employees of its own and will not directly reimburse any of the executive officers or directors of the managing general partner. To the extent any portion of the management fee the partnership pays to the managing general partner will be used to pay for compensation related expenses of directors and officers of Petroleum Development Corporation, revise to state this fact.

Response:  We note your comment and have amended our filing to clarify that we have no employees, and that the officers and directors of the managing general partner are not directly reimbursed by the Partnership, as well as that the management fee paid by the Partnership to the managing general partner is not used to directly compensate any of the officers or directors of the managing general partner.

Certain Relationships and Related Transactions, and Director Independence, page 27

Compensation to the Managing General Partner and Affiliates, page 27

31.
Revise the discussion in this section to completely address all of the applicable disclosure requirements specified in Item 404(a) of Regulation S-K, including disclosure regarding each of the items listed in the table on pages 27-28. In this regard, please provide quantitative disclosure regarding the dollar cost to the partnership in its transactions with the managing general partner and any other affiliated parties.

Response:  We note your comment and have amended our filing to provide quantitative disclosure of the dollar amounts of our transactions with the managing general partner and any other affiliates, as well as providing applicable disclosures specified in Item 404(a) of Regulation S-K.

December 21, 2007

32.
Please disclose who is responsible for approving related party transactions. Further, in this regard, describe the policies and procedures for the review, approval or ratification of transactions with related persons that are reportable under Item 404(b) of Regulation S-K. The description must include the material features of these policies and procedures that are necessary to understand them. Also, identify any transactions required to be reported pursuant to Item 404(a) of Regulation S-K where the policies and procedures did not require review, approval or ratification or where such policies and procedures were not followed. Finally, to the extent that no such procedures or policies were in place at the time of the referenced transactions, revise to make this clear. See Item 404(b) of Regulation S-K.

Response:  We note your comment and have amended our filing to disclosure that the limited partnership agreement governs the related party transactions, and that we have no written policies or procedures for the review, approval or ratification of transactions with related persons outside the limited partnership agreement.

33.
Please disclose all material items of the executive drilling program. For example, supplement your disclosure by identifying by name, all executive officers who are eligible to participate in the program, regardless of whether the officer actually participated as of the fiscal year ended December 31, 2006. Describe more fully how the officers may profit from participation from such program and specify whether any of the properties in which the partnership has an assigned lease interest are amongst the properties that comprise the drilling program.

Response: We note your comment and have amended our filing to identify all executive officers eligible for the executive drilling program and to describe more fully how these officers may profit from their participation in the executive drilling program. We have also amended our filing to disclose the ownership interest that the officers participating in the executive drilling program have in our wells.

Cash Distribution Policy, page 30

34.
Please provide a clear definition of what Petroleum Development Corporation considers to be "sufficient cash available for distribution." For instance, if it is cash generated from your business in excess of the amount your general partner determines is necessary or appropriate to provide for the conduct of your business, to comply with applicable law, to comply with any debt instruments or other agreements or to provide for future distributions to your unitholders, so state.

Response: We note your comment have amended our filing to more clearly define under the Cash Distribution Policy what the managing general partner considers to be "sufficient cash available for distribution."

Legal Proceedings, page 30

35.	If the Colorado lawsuit described on page 13 of your filing impacts any of the properties in which you hold an interest, revise to provide the disclosure required by Item 103 of Regulation S-K.

Response:  We note your comment and have amended our filing to cross reference this disclosure to Footnote 10 to the financial statements and added a cross reference to “Item 1 – Business, Title to Properties”, which was amended pursuant to comment #10 of this letter to note the leases assigned to us are not subject to the claims of the creditors of the managing general partner, as well as noting such in “Item 8 - Legal Proceedings” as well.

December 21, 2007

Recent Sales of Unregistered Securities, page 34

36.
Consistent with the requirements of Item 701 of Regulation S-K, please disclose (or cross-reference such disclosure provided elsewhere in your filing) the title and amount of securities sold, the aggregate offering price, and aggregate commissions.

Response:  We note your comment and have amended our filing to include cross references to “Item 1 and Item 7 of Form 10/A which already contain disclosures pertaining to the title and amount of securities sold, the aggregate offering price, and aggregate commissions.

Description of Registrant's Securities to be Registered, page 34

37.
Please describe in greater detail the provision in the partnership agreement that allows the additional general partners and the limited partners to request that the managing general partner repurchase units. For example, the terms of the repurchase obligations as indicated on page F-16 of the notes to the financial statements should be described more fully in this section. Additionally, if there are limited funds available, please provide an explanation of how the managing general partner will allocate its repurchase obligations amongst the partners who are offering their units for repurchase.

Response:  We note your comment and have amended our filing to add to Item 11 disclosures related to the Unit Repurchase provisions, which were also disclosed in Footnote 4 on F-16 of the original Form 10 filing.  We have updated the language of the disclosure to further explain how the managing general partner allocates its repurchase obligations to the partners, which is handled on a first-come, first-served basis.

Allocations and Distributions, page 36

38.	It appears that your reference to "Item 6" is not correct. Please revise this section to provide the relevant cross-reference.

Response:  We note your comment and have amended our filing to correct this reference to refer to Item 7, “Certain Relationships and Related Transactions, and Director Independence”, which is the proper reference.

Financial Statements, page F-1

39.
Since you had been in existence for less than one fiscal year at the time of filing your registration statement on August 29, 2007, you were required to include audited financial statements through at least April 17, 2007, a point that is within 135 days of the date of filing, to comply with Rules 3-01(a), 3-02(a) and 3-04 of Regulation S-X. Please make the necessary audit arrangements. Also, as of the date of filing your registration statement, you were required to include interim financial statements through June 30, 2007 to comply with Rules 3-01(e), 3-02(b) and 3-04 of Regulation S-X. Please amend your filing to include the required audited and unaudited financial statements.

Response:  We note your comment and have amended our filing to include audited financial statements through September 30, 2007 and interim statements for March 31 and June 30, 2007.

Statement of Operations, page F-5

40.	Please disclose the number of investor partner units used in the calculation of net loss per investor partner unit, as would ordinarily be required under paragraph 40 of SFAS 128.

December 21, 2007

Response:  We note your comment and have amended our filing and the Statements of Operations to disclosure the number of Investor Partner units outstanding at December 31, 2006 and each interim period included in Form 10/A.

Notes to Financial Statements, page F-8

Note 2 – Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-10

41.
We note in your disclosure that two customers accounted for 75% and 18% of your total natural gas and oil sales, for the period ended December 31, 2006. Please identify each purchaser that accounts for greater than 10% of your revenues in the Business section to comply with Item 101(c)(vii) of Regulation S-K.

Response:  We note your comment and have amended out filing to disclosure the names of those customers accounting for greater than 10% of our revenues.

Engineering Comments

General

42.
Please provide us with a copy of your reserve report as of December 31, 2006. Please provide this on electronic media, such as CD-ROM, if possible. We remind you of the provisions of Rule 12b-4 under the Exchange Act if you want us to return this report when we have completed our review.

Response:  We note your comment and have included a CD with the Partnership’s reserve report as of December 31, 2006, as requested and, in accordance with the provisions of Rule 12b-4 under the Exchange Act, we hereby request that the Staff return the materials as soon a practicable after which time that the Staff has completed its review of such materials..

Risk Factors, page 8

Information concerning reserves and future net revenue estimates is inherently uncertain, page 12

43.
The statement that reserve estimates are "inherently uncertain" is inconsistent with the requirement that proved reserves reflect reasonable certainty. If you believe a material portion of your reserves are not reasonably certain of being recovered please revise your reserves to disclose only those volumes that you are reasonably certain of being recovered. Otherwise, please revise this risk factor to not imply that your reserve estimates are not reasonably certain of being recovered.

Response:  We note your comment and have updated our filing and this risk factor to eliminate the implication that our proved reserves are not reasonably certain of being recovered.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Overview, page 16

44.
You state that Codell recompletions typically increase the production rates and recoverable reserves of these wells. Please tell us if you have included these increased reserves in the volumes of reserves that you report as proved reserves.

December 21, 2007

Response:  We note your comment.  In response to your inquiry as to whether Codell recoverable reserves related to the Codell recompletions are included in the reserves we have reported as proved reserves, yes, these reserves are included in proved reserves as proved undeveloped reserves.  We have updated our filing to identify the reserves related to the Codell recompletions.

Results of Operations, page 16

45.
Please provide us with the details on the property in the Bakken field in North Dakota that resulted in an impairment of over $6 million in 2006. Tell us the basis for the original carrying value of the property. Please provide us with the same information on the Nesson field in North Dakota where you recorded an impairment of $4.7 million.

Response:  We note your comment and have amended our filing to include the requested details of the impairments recorded by the Partnership.  We have updated the disclosures contained in Item 2 “Financial Information – Results of Operations” to reflect the information below.

The Partnership recorded an impairment of oil and gas properties in the Bakken and Nesson fields, both in North Dakota, of $7,129,683 in the fourth quarter of 2006.  The original cost of the oil and gas properties in the Bakken field was $8,279,715, which was reduced by $464,765 in depreciation and depletion recorded in 2006, resulting in a net book value of $7,814,950 at December 31, 2006.  Expected discounted future cash flows for the Bakken field were $1,558,752 at December 31, 2006, resulting in an impairment charge of $6,256,198 as the fair value of the Bakken oil and gas properties exceeded the expected future cash flows.  The original cost of oil and gas properties in the Nesson Field was $2,630,805, which was reduced by $21,240 in depletion and depreciation recorded in 2006, resulting in a net book value of $2,609,565 at December 31, 2006.  Expected discounted future cash flows for the Nesson Field were $1,736,080 at December 31, 2006, resulting in an impairment charge of $873,485 as the fair value of the Nesson oil and gas properties exceeded the expected future cash flows.  These impairment charges largely contributed to the Partnership’s December 31, 2006 net loss of $7,456,539.

The Partnership recorded an impairment of oil and gas properties of $1,135,208 in the first quarter of 2007. Oil and gas properties located in the Nesson field in North Dakota were impaired.  The original cost of the oil and gas properties was $2,663,714 which was reduced by $173,821 in accumulated depreciation and depletion and $873,485 in previous impairment charges, resulting in a net book value of $1,616,408 at March 31, 2007.  Expected discounted future cash flows associated with the oil and gas properties in the Nesson field were $481,200 at March 31, 2007, resulting in an impairment change of $1,135,208, as the fair value of the oil and gas properties exceeded the expected future cash flows.  This impairment charge largely contributed to the Partnership’s March 31, 2007 net loss of $3,178,260.  The Partnership also recorded exploratory dry hole costs of $3,395,210 related to two exploratory wells, one in North Dakota and one in Colorado which were determined to be dry holes.

46.	Please tell us if you include production taxes and transportation expenses in the production costs.

Response:  We note your comment.  In response to your inquiry as to whether production taxes and transportation expenses are included in production costs.  Yes, production taxes and transportation expenses are included in production costs.

Properties, page 21

47.
Please revise your document to provide the required disclosure including production, reserves, nature of your interest, location and development for your principal fields. See Instruction 3 of Item 102 of Regulation S-K. If properties are of a major significant provide more detailed information and maps. See Instruction 3A and 3B of Item 102 of Regulation S-K.

December 21, 2007

Response:  We note your comment and have amended our filing and Item 3 to note that the Partnership ownership is a working interest ownership in the wells.  To avoid duplication of information, pursuant to comment #8 of this letter, to reduce redundancy in the report, we have cross referenced the reader to “Item 1 – Business”, specifically the sections “Drilling Prospects” and “Partnership Prospects” for additional information on the fields, location and development of the Partnership’s properties, and to “Note 8 – Supplemental Reserve Information (Unaudited)” in the notes to the financial statements for additional information on our reserves.

Oil and Gas Reserves, page 22

48.
Because you report that your reserves were estimated by an independent petroleum engineer, please revise your disclosure to name that independent engineer. Please see Instruction 4B to Item 102 of Regulation S-K.

Response:  We note your comment and have amended our filing to properly identify the independent engineer that assisted us with the estimate of our reserves.

Standardized Measure of Discounted Future Net Cash Flows and Changes Therein Relating to Proved Oil and Gas Reserves (Unaudited), page F-18

49.
Please reconcile for us that you report all your reserves are proved developed but you report almost $16 million of future development costs in the standardized measure of discounted future net cash flows.

Response:  We note your comment.  In response to your inquiry above, the $16 million in development costs included in the standardized measure of discounted future net cash flows are estimated well retirement and plugging costs, which will reduce future cash flows of the partnership when the wells are retired.  The following description of future development costs was disclosed in Footnote 9 of the Form 10:

“Future production, development, site restoration and abandonment costs are derived based on current costs assuming continuation of existing economic conditions.  Future development costs include the development costs related to recompletions of wells drilled in the Codell formation, as described in “Item 1, Business, Drilling Activities.””

We believe this description appropriately describes the retirement and plugging costs included in the $16 million of development costs.

If you would like to further discuss any of our responses to the Staff’s comments or if you would like to discuss any other matters, please contact me at (304)842-6256.  Additionally, in my absence, you may contact Cindy Dalton, Director of Financial Reporting at the same number.

Respectfully,

/s/ Darwin L. Stump
Darwin L. Stump
Chief Accounting Officer

Enclosure

cc:	John Null, Partner, Schneider Downs
                 Lawrence S. Lese, Esq., Duane Morris